EXHIBIT 99


           INTERSHOP STOCKHOLDERS APPROVE MOVING HEADQUARTERS TO JENA,
                    GERMANY - INTERSHOP AIMS TO BREAK EVEN;
                      FIRST QUARTER 2002 CONFIRMS STRATEGY

Jena, Germany, June 6, 2002 - Stockholders of Intershop Communications AG (Neuer
Markt: ISH, Nasdaq ISHP), a leading provider of e-commerce software for enterprises, today voted strongly in favor of the resolutions presented by the Executive Management Board and the Supervisory Board.

Stephan Schambach, Chief Executive Officer, highlighted the strategic measures Intershop has implemented: "In order to return the Company to profitability, Intershop began 2002 with the implementation of key strategic initiatives, including a new management team, a simplified Company structure, an expanded product portfolio, a global enterprise sales program, and - as previously announced - the realignment of our cost structure and the size of our workforce with expected business activity."

The core resolutions approved at Intershop's fourth annual stockholders' meeting since its initial public offering in 1998 included formally approving the actions of the members of the Executive Management Board (VORSTAND) and the Supervisory Board (AUFSICHTSRAT), electing the members of the Supervisory Board, authorizing the transfer of domicile from Hamburg, Germany, to Jena, Germany, adjusting authorized capitals I and II, and extending the authorization to purchase or sell the Company's own stock. All resolutions were accepted by at least 98% of the capital represented at the meeting.

Approximately 500 stockholders attended the annual stockholders' meeting held at the CCH convention center in Hamburg, Germany. About 28% of common stock was represented at the meeting.

Parts of the meeting were broadcast live on the Internet in German and English, and a replay of the meeting will be available at WWW.INTERSHOP.COM for the next four weeks.


INVESTOR RELATIONS                                   PUBLIC RELATIONS
Klaus F. Gruendel                                    Heiner Schaumann
P: +49 40 23709 128                                  P: +49 3641 50 1000
F: +49-40 23709 111                                  h.schaumann@intershop.com
k.gruendel@intershop.com

USA: (415) 844 3792                                  USA: (415) 844 3738


ABOUT INTERSHOP
Intershop Communications AG (Neuer Markt: ISH; Nasdaq: ISHP) is a leading provider of e-commerce solutions for enterprises who want to automate marketing, procurement, and sales using Internet technology. The Intershop Enfinity e-commerce platform, combined with proven, flexible industry and cross-industry solutions, enables companies to manage multiple business



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units from a single e-commerce platform,  optimize their business relationships, improve business efficiencies and cut costs to increase profit margins. By streamlining business processes, companies get higher return on investment (ROI) at a lower total cost of ownership (TCO), increasing the lifetime value of customers and partners. Intershop has more than 2,000 customers worldwide in retail, high-tech and manufacturing, media, telecommunications and financial services. Customers including Bertelsmann, Motorola, Sonera, Ericsson, Otto and Bosch have selected Intershop's Enfinity platform as the foundation for their global e-commerce strategy. More information about Intershop can be found on the Web at http://www.intershop.com.

THIS PRESS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OF INTERSHOP. ACTUAL EVENTS OR PERFORMANCE MAY DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES THAT COULD LEAD TO SUCH DIFFERENCE COULD INCLUDE, AMONG OTHER THINGS: INTERSHOP'S LIMITED OPERATING HISTORY, THE UNPREDICTABILITY OF FUTURE REVENUES AND EXPENSES AND POTENTIAL FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, CONSUMER TRENDS, THE LEVEL OF COMPETITION, SEASONALITY, RISKS RELATED TO ELECTRONIC SECURITY, POSSIBLE GOVERNMENTAL REGULATION, AND GENERAL ECONOMIC CONDITIONS. ADDITIONAL INFORMATION REGARDING FACTORS THAT POTENTIALLY COULD AFFECT INTERSHOP'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS IS INCLUDED IN INTERSHOP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE COMPANY'S FORM 20-F DATED MAY 9, 2002.